

February 25, 2010

Mr. Vasant K. Jain
Chief Financial Officer
Energy Quest Inc.
850 South Boulder Hwy., Suite 169
Henderson, Nevada 89015-7564

> **Re: Energy Quest Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 14, 2009**
> **Response Letter Dated January 5, 2010**
> **File No. 000-28305**

Dear Mr. Jain:

　　　We have reviewed your response and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   We expect that you will need to amend your filings to comply with our prior comments and the additional comments in this letter. Please submit draft amendments to your annual report and each subsequent interim report with your next reply. Please include an explanatory note in the forepart of each filing clarifying the reasons for the amendment and directing readers to those sections of the document where further details are provided. We expect that you will need to add error correction disclosures in a note to your financial statements to comply with SFAS 154. Please remind your auditors of the updating and explanatory language requirements pertaining to the reissuance of audit opinions.

Description of business, page 7

2.   We note your response to prior comment 1 clarifying that liquidity constraints
        have precluded any advance on the various joint venture projects with Vilma
        Enterprise, Willow Industries and Etanol del Pacifico Sur, S.A. Please add
        disclosure clarifying this fact and that you have no avenue for funding these
        projects as stated in your reply. If you disclose that the letters of intent remain
        active also describe the rationale by which you ascribe this status.

Controls and procedures, page 16

3.   We understand from your response to prior comment 2 that you intend to amend
        your filing to state that disclosure controls and procedures were effective as of
        December 31, 2008. Given that you omitted this required disclosure, and
        considering the errors in your financial statements and the material weaknesses
        identified in your report on Internal Control over Financial Reporting under this
        heading, we do not see how you have reached this conclusion.

        Nevertheless, if you conducted the evaluation and concluded that disclosure
        controls and procedures were effective then you should augment that disclosure to
        also clarify that in light of the omission and the errors it is evident that disclosure
        controls and procedures were not actually effective. Please also understand that
        in concluding disclosure controls and procedures are effective, you need to be
        similarly confident in having all of the financial information that is required to be
        disclosed, such as financial statements and disclosures that comply with GAAP.

        Therefore, a material weaknesses in your internal control over financial reporting
        will generally preclude an effective conclusion in your evaluation of disclosure
        controls and procedures, except where the weakness is completely unrelated to
        the financial information that is required to be included in your filings.

Financial Statements

Statement of Cash Flow, page F-4

4.   We note your response to prior comment 3 concerning your write off of $80,000
        of restricted cash during the year ended December 31, 2008. You indicate that
        the restricted cash consisted of deposits that were necessary to comply with
        certain debt covenants, except that the funds were never deposited and you were
        unable to recover the $80,000. Please address the following points:

        a.   Please describe the circumstances under which you initially reported the
                $80,000 as a restricted cash balance, including details about the
                circumstances that have subsequently changed, describing the transfer

arrangement, the reasons the $80,000 was never deposited, the identity of the individuals who took possession of the cash and an explanation of why the amount could not be recovered. Please include a complete description of your recovery efforts and all pertinent dates.

b. Please clarify which debt instruments on your balance sheet were related to these deposits, and tell us whether you were in or are currently in violation of your debt covenants as a result of your failure to provide the required $80,000 deposit. Please describe the implications of your non-compliance for the financing arrangement and your operations.

c. Please submit the documentation by which you established custody of the $80,000 at December 31, 2007 in presenting this balance as your asset, as would be necessary to comply with GAAP.

Note 8 – Common Stock, page F-7

5. We note your response to prior comment 4, regarding your recognition of the settlement of debt for common stock prior to issuing the shares. Although we understand that you may have negotiated a legally binding agreement to settle the debt, we do not see the propriety in reporting transactions in your financial statements that have not yet occurred. We also do not see any support for concluding that the debt has been effectively cancelled or that you have been legally released from the obligation through contractual execution alone.

As we understand the arrangement and your response, you had not issued the shares as of December 31, 2008 but you were still obligated to issue the shares. The guidance in paragraph 16(a) of SFAS140 clarifies that a liability is not extinguished if payment of the creditor has not occurred, whether this payment is in the form of cash or other financial assets such as common stock. We believe that you would need to adhere to this guidance to properly conclude that your financial statements have been prepared in accordance with GAAP.

Exhibit 31.1 and 31.2

6.   We note your response to prior comment 5, indicating that you will correct the officer certifications in an amendment to your filing. You will also need to update the certifications to comply with Rule 12b-15 of Regulation 12B. Please submit the certifications to be included in your amended filing.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief